September 10, 2004


via U.S. mail and facsimile

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190

Re:	Comstock Homebuilding Companies, Inc.
	Form S-1
	File No. 333-118193

Dear Mr. Clemente:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1.	In your amended filing, please update the financial statements presented and other related financial information.

2.	We note that you have omitted the price range and number of
shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

3.	Please provide us with copies of any graphics or photos you
intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Summary; pages 1-5

4.	We note your summary contains a lengthy description of the
company`s business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Summary Historical and Pro Forma Financial and Other Data, page 6

5.	Tell us why the backlog amounts on page 8 for 12/31/03 and
3/31/04 do not agree with the information presented in Note 13 on page
F-24.

Risk Factors, pages 9-21

6.	Discuss the potential risk of depreciating property values and state the possible consequences of such a decline for your business.

7.	Please ensure that all of your risk factors clearly state a risk, and that they provide sufficient (but not unnecessary) context so that investors can understand the risk. For example, the risk factor on page 20 entitled "There may be conflicts of interest arising out of relationships . . ." is vague, and doesn`t give investors a good sense of this risk or its magnitude.

	The competitive conditions in the home building industry could increase our costs . . ., page 11

8.	On page 11, estimate the number and size of your competitors in each geographic market and state your relative competitive position in order to give investors a better sense of the importance of this risk.

	Our significant level of debt could adversely affect our financial condition . . . ,
	page 13

9. 	In discussing your level of indebtedness on page 13, express your aggregate indebtedness as a percentage of equity. In addition, please state the amount currently devoted to servicing debt in both dollar terms and as a percentage of revenue. Provide estimates for these figures following consolidation of debt with the proceeds of this offering.



Use of Proceeds, page 23

10.	Please elaborate on the payments funded by proceeds of this
offering that you will make to related parties. Please identify the parties, the amounts to be paid, and the nature of the transactions in which such amounts will be paid.

Corporate Consolidation, pages 24-26

11.	State the number of LLCs in which the minority interest is being acquired, and clarify whether these interests are owned, directly or indirectly, by any affiliates of the issuer .

12.	Please provide a brief explanation of your rationale for
maintaining Comstock Homes, Inc. as a distinct subsidiary of Comstock Holding Co., Inc. in your reorganized corporate structure.

Capitalization, page 27

13.	Cash and cash equivalents should be segregated from debt and equity. The total capitalization amount should equal the sum of Notes Payable, Minority Interest, and Stockholders` Equity.

MD&A, pages 41-54

Results of Operations, pages 45-49

14.	On page 45 under "Orders and Backlog" you indicate a backlog of
$63.5 million at 3/31/04 while in Note 13 on page F-24 you indicate a backlog figure of $65.7 million. Please provide the nature and amounts to reconcile these two disclosures.

15.	Also on page 45 under "Revenues" you indicate the increase in total revenue results from increased deliveries and revenue. Wouldn`t the increase relate to the increase in the average settlement revenue and increased deliveries? Did the significant price appreciation in the Washington, DC market apply to all product categories compared to 2003?

16.	You indicate on page 45 under "Cost of Sales and Selling, General and Administrative Expenses" that "costs of sales are capitalized and released at settlement on a pro-rata basis." On page F-12 you indicate that other revenue not related to the sale of residential property is recognized as services are provided. Please confirm that costs associated with the other revenue stream are not capitalized.

17.	In your discussion of the "Cost of Sales and Selling, General and
Administrative Expenses" on the first full paragraph on page 46, please state whether the increase in staff salaries from 3/31/03 to 3/31/04 was due to hiring new employees or an increase in the salaries of existing employees. If the increase is due to additional hiring, please state the number of positions created within that period.

18.	You also indicate on page 46 that the cost of sales includes interest costs you incurred during the development phase and that low interest rates between the three-month periods ended 3/31/03 and 3/31/04 contributed to a lower cost of sales percentage. Given the production periods previously disclosed we would assume that interest rates during the production period were consistent and therefore do not see how they could have contributed to a lower cost of sales as a percentage of revenue. Please tell us why this is relevant to the decrease in cost of goods percentage.

19.	In addition to price appreciation impacting the cost of goods percentage, discussed on page 45, wouldn`t the last sentence under "Operating Income" on page 46 dealing with a more profitable mix of product resulting from settlements of lots you developed as opposed to lots you purchased from other developers have a significant impact on the lower cost of goods percentage achieved during the three months ended 3/31/04? You should also provide the dollar impact of the change in mix described.

20.	The increase in operating income discussed on page 46 appears to result from increased home deliveries from 25 to 46 at appreciated prices in addition to a change in the mix of the lot cost of units sold that is partially offset by increases in SG&A. Please revise to discuss the impact of increased home deliveries and appreciated prices on operating income.

21.	You indicate on page 46 under "income before minority interest"
the percentage change as an increase of 7.9% from 2003 to 2004. The change should be disclosed as 7.9 percentage points, as the change expressed as a percentage change would be 92.9%.

22.	Revise your filing to address the nature of and reasons for
changes in other income (expense)-net and minority interest.

23.	You attribute an increase in average price per order for the year ended December 31, 2003, to a shift in product mix on page 47, but cite a shift in product mix and price appreciation for an increase in average price per order for the year ended December 31, 2002, on page
48. Please quantify the percentage of your growth that is attributable to appreciation and that which is attributable to a shift in product mix for 2002 and 2003.

24.	Please quantify and disclose the impact on upgrade elections caused by lower interest rates discussed on page 47. What portion of the increase in the average settlement revenue was effected by upgrade elections?

25.	On page 47 you indicate, "cost of sales is directly related to revenue," however, your cost of sales percentage decreased to 75.2% in 2003 from 77.2% in 2002. Tell us how cost of sales is directly related to revenue in this situation. Explanations provided relating to extended construction and development periods and increases in per unit labor costs would negatively impact the cost of sales percentage in 2003. Please quantify and disclose the impact on 2003 cost of sales for these factors.

26.	You attribute improvements in operating margins on page 48 under
"Operating income" and "Income before Minority Interest" to selling, general, and administrative expenses increasing at a slower rate than increases in revenue. We would assume that considerable leverage is attainable on the fixed portion of your selling, general, and administrative expenses. Wouldn`t the increase in margin be attributable to leverage gains in your fixed cost structure, increased deliveries and price appreciation? You historically have achieved similar revenue levels on much lower levels of selling, general and administrative expenses.

27.	On page 49 you indicate that the decrease in cost of sales
relates to a decrease in settlement activity. Please disclose what caused your cost of sales percentage to decline from 80.2% in 2001 to 77.2% in 2002. You indicate that your cost of sales includes interest that was previously capitalized. Was the interest cost previously capitalized and expensed in 2002 significantly lower than 2001?
Please disclose the impact of previously capitalized interest on 2002 results.

28.	Also on page 49 your cost of sales percentage declined by 3
percentage points not 3%, as a percentage change it would have declined by 3.7%. In the same sentence, you compare a fixed-dollar increase in average settlement price to a percentage decrease in costs of sales. Please express this comparative information in consistent terms.

29.	On page 49 under "Income before minority interest," your analysis does not address the $2.3 million decline in income before minority interest, which is labeled an "increase" in the following sentence.
While your cost of sales did improve by 3 percentage points, your operating margin was flat compared to 2001. Please disclose the factors affecting the decline in income before minority interest.

Liquidity and Capital Resources, page 49-50

30.	On page 49-50 you indicate your initial source of cash flow as the sale of equity securities. Your statement of stockholders` equity on page F-9 reflects only one sale of equity securities (the formation of Sunset) during the past three years. Please tell us how the sale of securities has been a significant source of capital to the company.

	Limited Liability Companies and Minority Interest Members, page
50

31.	On page 24, you state that you are the majority owner of eleven
LLCs and that you are the sole owner of seven LLCs. Please explain why you discuss only three minority interest LLCs in this discussion of your liquidity. Are these the only LLCs that are a significant source of liquidity? Are these the LLCs whose minority interests you propose to acquire with proceeds of this offering?





Credit Facilities, pages 50-52

32.	Please disclose the range of pre-determined return to which
minority members are entitled in the second bullet point in this discussion. Also discuss the cash expense and range of pre-determined rate of return to repurchase the minority interest in the LLC.

33.	You indicate on page 50 that you had approximately $33.3 million available under existing secured revolving and construction loans for planned development expenditures. Please tell us the basis for this disclosure. Your Note 9 on page F-21 does not provide sufficient information to determine this amount.

34.	You indicate on page 50 that "a majority" of debt on your secured credit facility is "based on" LIBOR or the prime rate. Please clarify; for example, disclose the range of basis points that are added to LIBOR or prime to arrive at the interest rates. Please also state the interest rate range in effect under your various credit facilities as of a recent date.

35.	On page 51 you disclose typical covenants of your project loan agreements. Please disclose the typical equity levels required and leverage ratios you are required to adhere to. You also indicate you "believe" you are in compliance with these financial covenants, information disclosed in Note 9 on page F-21 states that you were in compliance. Please state whether you are in compliance with the financial covenants set forth in the agreements and also disclose the consequences of non-compliance with these covenants.

36.	Also on page 51 you indicate that you are required to obtain guaranties from the "parent primary holding company" as well as principal`s of the company. Please tell us who is the parent primary holding company. In addition, you disclose total guarantees of $49.6 million under your credit facilities. Tell us how this amount of guarantees relates to the information disclosed on F-24 indicating the company has guaranteed approximately $8.9 million of loans. You indicate the guarantees are made for the credit facility as well as your project based credit facilities. Please disclose the amount of guarantees related to your credit facility separate from your project based credit facilities.

Cash Flow, page 52

37.	On page 52 the net cash (used)/provided for the first quarter of
2004 and 2003 should be stated in millions or add zeros to properly reflect the amounts.

Contractual Obligations and Commercial Commitments, page 53

38.	Your contractual obligations and commercial commitments schedule on page 53 indicate the information is as of March 31, 2004, yet the lead in to the table indicates the information is as of December 31, 2003. Please present the information as of your yearend.

39.	You also indicate that the entire balance of your notes payable is due in less than one year. The information provided on page F-20 in Note 9 indicates due dates through 2007. Please amend the table to reflect the dates provided on page F-20 or tell us why the schedule would not reflect the due date information provided.

Quantitative and Qualitative Disclosures About Market Risk

40.	You indicate on page 54 under "Quantitative and Qualitative
Disclosures about Market Risk" that you historically enter into forward fixed price contracts to mitigate the market risks of price fluctuation of commodities. If such agreements exist at 12/31/03 please enter the information as part of your purchase commitment disclosure in the Contractual Obligations and Commercial Commitments table on page 53. Purchase commitments should also include any option land or lot contracts outstanding at 12/31/03 such as those disclosed on page F-24 under "Lot Purchase Agreements."

Description of Business, pages 55-68

Our Markets, page 55

41.	Please provide us supplementally with copies of the reports and other data you rely on for the per capita income, population, and job growth statistics you discuss in this section. Please highlight the information that you rely upon for ease of reference.

	Greater Washington, D.C. Metropolitan Market, pages 55-56

42.	On page 56 you state that the increase in the average sales price of a new Comstock home has increased from 3/31/01 to 3/31/04 due to a shift in product mix and general price appreciation. Please attempt to quantify the amount or percentage attributable to each of these factors,

43.	You indicate on page 57 that being in a strong market is a
competitive strength. Please discuss how being in a competitive market give you a competitive advantage against competition in the same market.

	Our Strategy - Expand into selected new geographic markets . . .
, page 59

44.	In your discussion of expansion to new geographic markets on page
59, state whether management has identified specific geographic areas or entered into serious negotiations to establish a market presence.

Our Operations, pages 60-63

45.	We note that you cite diversified product mix and broad customer base as two of your competitive strengths. You also cite population growth in general and rapid growth in immigration specifically as factors contributing to increased demand in the first-time and early move-up homebuyer markets. Please clarify the relative importance of the various customer bases (first time buyers, early move-up, etc.)
and products to your business.

	Sales and Production, page 62

46.	On page 62, state the price range for your products with greater specificity. Distinguish between your operations in the Washington, DC and Raleigh, North Carolina markets for each product classification.

47.	Provide the weighted average sales price for the "Total Virginia
Active," "Total North Carolina," and "Total" lines on the chart on page 64.

48.	In your description of competition on page 67, state the number of local, regional, and national competitors for each market in which you operate, as well as your relative competitive position in each market, if this information is known or reasonably available to you. Please discuss your principal methods of competition and identify the factors positively and negatively affecting your competitive position.

49.	Please review and amend the last sentence under "legal
proceeding" on page 68, as it is confusing. There appears to be an extra "not" included in this sentence.

Certain Transactions, pages 77-78
50.	Please disclose whether you believe that the transactions
described there are on terms at least as favorable to the company as it would expect to negotiate with unrelated parties.

51.	In the third paragraph of page 77 you state that a lease
agreement was entered into with Comstock Partners, L.C., in July 2002. The date of this transaction is listed as April 30, 2002, in the list of exhibits appearing on page II-2 of Part II, as well as on Exhibit
10.1.  Please reconcile these dates.

52.	State any planned acquisition of minority interests in project-
level LLCs that will affect, directly or indirectly, the interest of any officer, director, security holder, or family members thereof.

Underwriting, pages 86-88

53.	We note that you intend to conduct a directed share program.
Please provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants.

54.	Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by Division`s Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a similar description of their procedures.
55.	Tell us whether you or the underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning the issuer or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment

The Comstock Companies, Inc.-Financial Statements

56.	Your "Capitalized Interest and Real Estate Taxes" disclosure on page F-13 should include the total amount of interest cost incurred for the periods presented. SFAS 34 paragraph 21.

57.	On page F-21 please disclose principal payments due for each of the next five years as required under SFAS 47.

58.	On page F-21 under "Related Transactions" the accrued interest to
TCG Fund I should either be $90,000 or $85,000 as reflected on page F-
20.  Please conform the correct amount.

Comstock Service Corp., Inc.-Financial Statements

59.	Tell us why The Comstock Service Corp., Inc opinion on F-28 does not refer to the PCAOB.

60.	Financial statements refer to "combined" consolidated financial statements. The reference to "combined" should be eliminated as Comstock Service Corp`s financial statements are consolidated and not combined consolidated.

61.	On page F-33 you indicate under your "Revenue Recognition" policy that revenue and related profits are recognized when full payment has been received and then you qualify that statement by indicating it is recognized when adequate cash down payment has been received. Please revise to eliminate any confusion.

62.	Your "Capitalized Interest and Real Estate Taxes" disclosure on page F-35 should include the total amount of interest cost incurred for the periods presented should be disclosed. SFAS 34 paragraph 21.

63.	In Note 8 on page F-41 please disclose principal payments due for each of the next five years as required under SFAS 47.

64.	On page F-41 under "Fair Value of Financial Instruments" you do not provide the fair value of your fix rate debt, a portion of which is reflected at a zero percent interest rate. Please provide the required disclosure.

65.	In Note 11 on page F-41 you indicate the company owed three
different amounts to Comstock Homes, Inc. however you have provided only two balance sheets. Please adjust the disclosure to reflect amounts owned at 12/31/03 and 3/31/04.

Part II-Information Not Required in Prospectus

65.	Please briefly state the facts relied upon in claiming exemption under Section 4(2) of the Securities Act for the sales of unregistered securities on Item 15 of page II-2.

Exhibits

66.	We note that you plan to file several exhibits by amendment, including the legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

67.	Please file the consents of Messrs. Perfall, Chirite, Guernsey,
MacCutcheon and Martin as exhibits to the registration statement, as required by Rule 438 of Regulation C.

68.	We note disclosure in your "Liquidity and Capital Resources"
discussion that you derive significant liquidity from three LLCs. Discuss what consideration you have given for any contracts that you have with these LLCs and state whether any of these contracts are material so that they should be filed as exhibits to this registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cash at (202) 942-5373 or Alfred Pavot at (202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director